  EXHIBIT 99.1

ASM: TSX/NYSE American

Avino Silver & Gold Mines Ltd.	T (604) 682 3701
Suite 900-570 Granville Street	F (604) 682 3600
Vancouver, BC V6C 3P1	www.avino.com

NEWS RELEASE

May 21, 2021

AVINO SILVER & GOLD MINES LTD. REMINDS SHAREHOLDERS TO VOTE

BEFORE VOTING DEADLINE

•	The Board of Directors of Avino recommends that Shareholders vote for all proposed resolutions.
•	Shareholders who have questions or require voting assistance may contact Laurel Hill Advisory Group toll free in North America at 1-877-452-7184 (416-304-0211 outside North America), or by email at assistance@laurelhill.com.

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, “Avino” or “the Company”) would like to remind shareholders of Avino (the “Shareholders”) to vote in favor of all proposed resolutions for the Company’s upcoming annual general and special meeting of shareholders (the “Meeting”) being held at 11:00 a.m. (Vancouver time) on May 27, 2021. The proxy deadline to vote is May 25, 2021 at 11:00 a.m. (Vancouver time).

YOUR VOTE IS IMPORTANT – PLEASE VOTE TODAY

The Board of Directors recommends that Shareholders vote FOR all proposed resolutions.

Shareholders are encouraged to read the materials relating to the Meeting and to vote in advance of the proxy voting deadline on May 25, 2021 at 11:00 a.m. (Vancouver time). In the interest of time, Shareholders are encouraged to vote by telephone or via the internet following the instructions found on their form of proxy or voting instruction form. Shareholders may visit the Company’s website at: https://www.avino.com/investors/agm/ for copies of the Meeting materials.

Shareholder Questions or Voting Assistance

Shareholders who have questions or need assistance with voting can contact the Company’s proxy solicitation agent, Laurel Hill Advisory Group, as follows:

Laurel Hill Advisory Group

North America Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

About Avino:

Avino is primarily a silver producer with a diversified pipeline of silver, gold, and base metal properties in Mexico. Avino produces from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, copper and gold production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”
David Wolfin
President & CEO Avino Silver & Gold Mines Ltd.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.